Exhibit 17.2
Via — email and US mail
March 18, 2011
Christopher T. Dunstan
34 Farm Field Lane
Pittsford, NY 14534
Veramark Technologies, Inc. has received your letter addressed to Anthony Mazzullo, Chairman and Chief Executive Officer, resigning from the Company’s Board of Directors.
Your resignation is accepted.
We are the four independent directors on the Board, and we each served with you on the Board during the past year.
You are correct that Tony Mazzullo recommended that you not be re-nominated. We agreed with Tony’s recommendation. We did so because each of us concluded that your manner of dealing with your fellow directors and management was not conducive to reaching sound decisions. We believe it is very important for directors to listen with an open mind, engage in constructive discussion, and disagree with others in a manner that adds substance to the discussion. We each concluded that you had not demonstrated such attributes with sufficient consistency during the past year.
We disagree from time to time with each other on particular issues, but we try to work collegially to reach decisions in the best interests of Veramark and its shareholders. We believe that, on too many occasions during the past year, you expressed your views as if they were indisputably correct and had to be followed. On a number of occasions, we found you to be unwilling to accept or respect other persons’ points of view.
We believe Tony Mazzullo and the management have done very good work in turning Veramark around, and we praise the progress they have made. We also believe they are discharging their duties responsibly and in a forthright manner.
We strive to identify and understand the issues facing the Company, and we remain willing to talk and/or meet with you to discuss any concerns and suggestions you may have about the Company and its approach to its future.
We all wish you the very best in the future.
Sincerely,
Seth J. Collins
Charles A. Constantino
Steve M. Dubnik
John E. Gould
Veramark Technologies, Inc.
Corporate Headquarters: 1565 Jefferson Road, Suite 120, Rochester NY 14623
Georgia Office: 3060 Royal Boulevard South, Suite 115, Alpharetta, GA 30022
Phone: 585.381.6000 • Sales: 585.383.6806 • Fax: 585.383.6800 • eMail: info@veramark.com
Websites: www.veramark.com and www.call-accounting-solutions.com